Exhibit 1
February 11, 2011
DELIVERED VIA EMAIL
Encompass Group Affiliates, Inc.
420 Lexington Avenue, Suite 2739
New York, NY 10170
Attention: Board of Directors of Encompass Group Affiliates, Inc.
Gentlemen:
     In view of the current financial condition of Encompass Group Affiliates, Inc. (the “Company”) and its subsidiaries, we believe that this is an appropriate time for the Company’s Board of Directors (the “Board”) to consider a transaction that will benefit the Company and its constituencies. Accordingly, we are pleased to provide to you a proposal whereby a newly formed entity controlled by certain funds advised by Sankaty Advisors, LLC (collectively, “Sankaty” and such entity, “Newco”) would acquire all of the shares of Encompass Parts Distribution, Inc. (“OpCo”), or would acquire substantially all of the assets (and assume substantially all of the liabilities) of Opco and its subsidiaries, inclusive of cash currently held at OpCo, pursuant to a structure to be determined, in exchange for the consideration described below and subject to the conditions set forth herein. Our proposal will significantly reduce the outstanding debt at OpCo and will give OpCo’s customers and suppliers the confidence they need in the business on a go forward basis.
     1. Consideration. Based upon the information we have been provided as a lender to OpCo and other publicly filed information, we are prepared to offer to the Company (i) one million dollars ($1,000,000) in cash (the “Cash Consideration”) and (ii) an equity security interest in Newco (as described below in more detail). In addition, Newco will reimburse the Company for certain expenses to be agreed upon.
     The equity component of the consideration would be an equity security (the “Class B Common Equity”) that represents an interest in Newco equal to fifteen percent (15%) of Newco’s common equity value calculated at the closing of the transaction. We anticipate that this equity interest would be non-voting, but would be entitled to pre-emptive rights on future equity offerings in which Sankaty participates. Additionally, we expect that the holders of the Class B Common Equity or any transferees would be subject to standard drag-along rights and would be entitled to standard tag-along rights.
     2. Seller Notes. A condition of our proposal is the entering into of agreeable arrangements with the holders of the Seller Notes. For purposes of this proposal, “Seller Notes” shall mean all promissory notes issued by the Company or its subsidiaries to either former stockholders of previously acquired subsidiaries of the Company or former creditors of the Company, as well as a note payable in respect of a consulting agreement, equaling, in the aggregate, approximately two million, seven hundred thousand dollars ($2,700,000).
     3. Senior and Subordinated Debt. At the closing of the transaction, the senior notes of Opco held by Sankaty will remain outstanding. Additionally, the holders of the Opco subordinated notes held by Sankaty (the “Subordinated Notes”) either will be repaid as part of the transaction with additional consideration paid by Newco, will be assumed by Newco, or will be exchanged for shares of non-voting, non-convertible cumulative preferred equity interests (“Preferred Equity”) in NewCo having an Original Issue Price equal to the accrued principal and interest on the exchanged subordinated notes at closing of the transaction. It is not anticipated that either the Subordinated Notes (in the event they are assumed by Newco) or the Preferred Equity (in the event the Subordinated Notes are exchanged for Preferred Equity) will require cash payments prior to a liquidity event.
     4. Company Obligations. At the closing, NewCo will reimburse the Company for expenses to be agreed upon. NewCo and Opco will indemnify the Company against any liabilities of Opco which the Company may have guaranteed or may be responsible to third parties under applicable law. Except as explicitly stated in this letter, NewCo will not assume or reimburse the Company for any liabilities or obligations of the Company.

     5. Expenses and Fees. All expenses of the Company relating to the transaction or to the winding up of the Company will be borne by the Company (as opposed to OpCo), except that NewCo shall cause Opco to reimburse the Company up to one hundred and fifty thousand dollars ($150,000) of those expenses (less any amounts previously paid by Opco with respect to such expenses). Subject to paragraph 4, any expenses in excess of this amount will remain an obligation of the Company.
     6. Definitive Documentation; Conduct of Business. This letter sets forth our proposal, but shall not give rise to any binding obligation. We are prepared to promptly negotiate a definitive agreement. Our willingness to enter into definitive legal documentation is further conditioned on our satisfaction with the results of our due diligence (including, without limitation, business, legal, environmental, tax, employee benefits and accounting due diligence).
     Prior to the execution of a definitive agreement, the Company will conduct its business only in the ordinary course, consistent with past practice, and will use its reasonable best efforts to maintain the value of its business as a going concern.
     7. Miscellaneous. This letter shall be governed by the domestic substantive laws of the State of Delaware and shall bind and inure to the benefit of the parties and their respective successors and assigns.
     In closing, we believe that under the circumstances, this is a very favorable deal for the Company. We believe that an expeditious resolution of and agreement to this proposal is critical for the Company and its stakeholders and other constituencies like vendors and customers. Upon your signed agreement with this proposal, Sankaty will strongly consider entering into a forbearance agreement with the Company as we work toward definitive documentation. If you are in accord with this proposal, please sign below to acknowledge your agreement to the terms set forth herein.
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About Sankaty Advisors, LLC:
Sankaty Advisors, LLC, the fixed income affiliate of Bain Capital, LLC, currently manages approximately $20 billion of assets in North America and Europe. The majority of our capital is deployed by purchasing syndicated loans, high yield bonds, and various securities relating to middle market private transactions. Currently Sankaty has over $1.5 billion of committed capital available to invest in private transactions.
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Very truly yours, SANKATY ADVISORS, LLC
By:	/s/ Ranesh Ramanathan
	Name:	Ranesh Ramanathan
	Title:	General Counsel

Acknowledged and Agreed:
ENCOMPASS GROUP AFFILIATES , INC.

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